Exhibit 99.2

Management’s discussion and analysis

– November 11, 2020

The following management’s discussion and analysis (“MD&A”) is a review of the financial condition and operating results of Just Energy Group Inc. (“Just Energy” or the “Company”) for the three and six months ended September 30, 2020. This MD&A has been prepared with all information available up to and including November 11, 2020. This MD&A should be read in conjunction with Just Energy’s unaudited interim condensed consolidated financial statements for the three and six months ended September 30, 2020. The financial information contained herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). All dollar amounts are expressed in Canadian dollars unless otherwise noted. Quarterly reports, the annual report and supplementary information can be found on Just Energy’s corporate website at www.justenergygroup.com. Additional information can be found on SEDAR at www.sedar.com or on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

COVID-19 CONSIDERATIONS

The rapid outbreak of the novel strain of the coronavirus, specifically identified as the COVID-19 pandemic, has caused governments worldwide to enact emergency measures and restrictions to combat the spread of the virus. These measures and restrictions, which include the implementation of travel bans, mandated and voluntary business closures, self-imposed and mandatory quarantine periods, isolation orders and social distancing, have caused material disruption to businesses globally, resulting in economic slowdown. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The future impact of the COVID-19 pandemic on liquidity, volatility, credit availability, and market and financial conditions generally could change at any time. The duration and impact of the COVID-19 outbreak on the economy are unknown at this time and, as a result, it is difficult to estimate the longer-term impact on our operations and the markets for our products.

RECAPITALIZATION

On September 28, 2020, the Company completed a comprehensive plan to strengthen and de-risk the business, positioning the Company for sustainable growth as an independent industry leader (the “Recapitalization”). The Recapitalization was undertaken through a plan of arrangement under the Canada Business Corporations Act and included the following components:

•	The consolidation of the Company’s common shares on a 1-for-33 basis;

•	Exchange of the 6.75% $100M convertible debentures and the 6.75% $160M convertible debentures for common shares and $15 million principal amount of new subordinated notes (“7.0% $15M subordinated notes”). The 7.0% $15M subordinated notes have a principal amount of $15 million, which was reduced through a tender offer for no consideration, subsequent to September 30, 2020, to $13.1 million;

•	Extension of $335 million of the Company’s credit facilities to December 2023, with revised covenants and a schedule of commitment reductions throughout the term;

•	Existing 8.75% loan and the remaining convertible bonds due December 31, 2020 were exchanged for a new term loan due March 2024 (the “10.25% term loan”) and common shares, with interest on the new term loan to be initially paid-in-kind until certain financial measures are achieved;

•	Exchange of all the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares for common shares;

•	Initial reduction of annual cash interest expense by approximately $45 million;

•	Accrued and unpaid interest paid in cash on the subordinated convertible debentures through September 28, 2020;

•	The payment of certain expenses of the ad hoc group of convertible debenture holders;

1.

•	The issuance of approximately $3.7 million of common shares by way of an additional private placement to the Company’s term loan lenders at the same subscription price available to all securityholders pursuant to the new equity subscription offering, proceeds of which partially offset the incremental cash costs to the ad hoc group noted above;

•	The entitlement of holders of Just Energy’s existing 8.75% loan, 6.5% convertible bonds, the subordinated convertible debentures, preferred shares and common shares as of July 23, 2020 to subscribe for post-consolidation common shares at a price per share of $3.412, with subscriptions totaling 15,174,950 common shares resulting in cash proceeds for Just Energy of approximately $52 million;

•	Pursuant to the previously announced backstop commitments, the acquisition of 14,137,580 common shares by the backstop parties, on a post-consolidation basis resulting in cash proceeds for Just Energy of approximately $48.0 million; for a total aggregate proceeds from the equity subscription option of approximately $100.0 million, which was used to reduce debt and for general corporate purposes;

•	In accordance with the Plan of Arrangement, the Board of Directors of Just Energy determined that the value of the equity subscription offer on September 28, 2020 was $4.868 per share;

•	The settlement of litigation related to the 2018 acquisition of Filter Group Inc. pursuant to which shareholders of the Filter Group received an aggregate of $1.8 million in cash and 429,958 common shares;

•	The implementation of a new management equity incentive plan that will permit the granting of various types of equity awards, including stock options, share appreciation rights, restricted shares, and deferred shares; and

•	The Recapitalization did not result in tax expense or cash taxes since any debt forgiveness resulting from the exchange of the convertible debentures was fully reduced by operating and capital losses previously not used.

Forward-looking information

This MD&A may contain forward-looking statements and information, including statements and information regarding: guidance for Base EBITDA for the fiscal year ended March 31, 2021; the ability of the Company to reduce selling commission, selling non-commission and marketing and administrative expenses, and both the quantum of such reductions and the impact thereof on the Company’s current fiscal year; the Company’s ability to identify further opportunities to improve its cost structure; the impact of COVID-19; the Company’s transition from an RCE (defined in the Key Terms below) growth focus to retaining strong-fit customers that will drive greater profitability; improvement in the Company’s expected credit loss experience; the Company’s ability to attract and retain strong-fit customers and the impact thereof on the achievement by the Company of greater profitability; and the impact of the actions and remediation efforts taken or implemented by the Company in remediating the material weaknesses in the Company’s internal controls over financial reporting. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales, including risks associated with reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; and the performance of acquired companies. Additional information on these and other factors that could affect Just Energy’s operations or financial results is included in Just Energy’s Annual Information Form and other reports on file with Canadian securities regulatory authorities, which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC’s website at www.sec.gov.

2.

Company overview

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and sustainable energy options to customers. Currently operating in the United States (“U.S.”) and Canada, Just Energy serves both residential and commercial customers, providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy is the parent company of Amigo Energy, Filter Group Inc. (“Filter Group”), Hudson Energy, Interactive Energy Group, Tara Energy and TerraPass.

Continuing operations overview

CONSUMER SEGMENT

The sale of gas and electricity to customers with annual consumption equivalent to 15 RCEs or less is undertaken by the Consumer segment. Marketing of the energy products of this segment is primarily done through retail, online and telesales. Consumer customers make up 36% of Just Energy’s RCE base, which is currently focused on longer-term price-protected, flat-bill and variable rate product offerings, as well as JustGreen products. To the extent that certain markets are better served by shorter-term or enhanced variable rate products, the Consumer segment’s sales channels offer these products.

Just Energy also provides home water filtration systems with its line of consumer product and service offerings and is considering appropriate refinements to its value-added product offerings.

COMMERCIAL SEGMENT

Customers with annual consumption equivalent to over 15 RCEs are served by the Commercial segment. These sales are made through three main channels: brokers, door-to-door commercial independent contractors and inside commercial sales representatives. Commercial customers make up 64% of Just Energy’s RCE base. Products offered to Commercial customers range from standard fixed-price offerings to “one off” offerings, tailored to meet the customer’s specific needs. These products can be fixed or floating rate or a blend of the two, and normally have a term of less than five years. Gross margin per RCE for this segment is lower than it is for the Consumer segment, but customer acquisition costs and ongoing customer care costs per RCE are lower as well. Commercial customers also have significantly lower attrition rates than Consumer customers.

ABOUT THE ENERGY MARKETS

Just Energy offers products and services to address customers’ essential needs, including electricity and natural gas commodities, health and well-being products such as water quality and filtration devices, and utility conservation products which bring energy efficient solutions and renewable energy options to customers.

Natural gas

Just Energy offers natural gas customers a variety of products ranging from month-to-month variable-price contracts to five-year fixed-price contracts. Gas supply is purchased from market counterparties based on forecasted Consumer and small Commercial RCEs. For larger Commercial customers, gas supply is generally purchased concurrently with the execution of a contract. Variable rate products allow customers to maintain competitive rates while retaining the ability to lock into a fixed price at their discretion. Flat-bill products offer customers the ability to pay a fixed amount per period regardless of usage or changes in the price of the commodity.

3.

The LDCs provide historical customer usage which, when normalized to average weather, enables Just Energy to purchase the expected normal customer load. Just Energy mitigates exposure to weather variations through active management of the gas portfolio, which involves, but is not limited to, the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing requirements are outside the forecasted purchase, Just Energy bears the financial responsibility for fluctuations in customer usage. To the extent that supply balancing is not fully covered through active management or the options employed, Just Energy’s realized gross margin may increase or decrease depending upon market conditions at the time of balancing.

Territory	Gas delivery method
Manitoba, Ontario, Quebec and Michigan	The volumes delivered for a customer typically remain constant throughout the year. Sales are not recognized until the customer consumes the gas. During the winter months, gas is consumed at a rate that is greater than delivery, resulting in accrued gas receivables, and, in the summer months, deliveries to LDCs exceed customer consumption, resulting in gas delivered in excess of consumption. Just Energy receives cash from the LDCs as the gas is delivered.
Alberta, British Columbia, Saskatchewan, California, Illinois, Indiana, Maryland, New Jersey, New York, Ohio and Pennsylvania	The volume of gas delivered is based on the estimated consumption and storage requirements for each month. The amount of gas delivered in the winter months is higher than in the spring and summer months. Cash flow received from most of these markets is greatest during the fall and winter quarters, as cash is normally received from the LDCs in the same period as customer consumption.

Electricity

Just Energy services various territories in Canada and the U.S. with electricity. A variety of electricity solutions are offered, including fixed-price, flat-bill and variable-price products on both short-term and longer-term contracts. Some of these products provide customers with price-protection programs for the majority of their electricity requirements. Just Energy uses historical usage data for all enrolled customers to predict future customer consumption and to help with long-term supply procurement decisions. Flat-bill products offer a consistent price regardless of usage.

Just Energy purchases power supply from market counterparties for Consumer and Commercial customers based on forecasted customer aggregation. Power supply is generally purchased concurrently with the execution of a contract for larger Commercial customers. Historical customer usage is obtained from LDCs, which, when normalized to average weather, provides Just Energy with expected normal customer consumption. Similar to gas, Just Energy mitigates exposure to weather variations through active management of the power portfolio and the purchase of options, including weather derivatives. Just Energy’s ability to successfully mitigate weather effects is limited by the degree to which weather conditions deviate from normal. To the extent that balancing power purchases are outside the acceptable forecast, Just Energy bears the financial responsibility for excess or short supply caused by fluctuations in customer usage. Any supply balancing not fully covered through customer pass-throughs, active management or the options employed may impact Just Energy’s gross margin depending upon market conditions at the time of balancing.

The Company continues its portfolio optimization process. As a result, the Company has reached an agreement to sell its California power portfolio for approximately $1.0 million subject to certain adjustments.  The transaction is expected to close in the third quarter of fiscal year 2021.

4.

JustGreen

Many customers have the ability to choose an appropriate JustGreen program to supplement their natural gas and electricity contracts, providing an effective method to offset their carbon footprint associated with the respective commodity consumption.

JustGreen programs for gas customers involve the purchase of carbon offsets from carbon capture and reduction projects. JustGreen’s electricity product offers customers the option of having all or a portion of the volume of their electricity usage sourced from renewable green sources such as wind, solar, hydropower or biomass, via power purchase agreements and renewable energy certificates. Additional green products allow customers to offset their carbon footprint without buying energy commodity products and can be offered in all states and provinces without being dependent on energy deregulation.

Just Energy currently sells JustGreen gas and electricity in eligible markets across North America. Of all Consumer customers who contracted with Just Energy in the past year, 50% purchased JustGreen for some or all of their energy needs. On average, these customers elected to purchase 93% of their consumption as green supply. For comparison, as reported for the trailing 12 months ended September 30, 2019, 54% of Consumer customers who contracted with Just Energy chose to include JustGreen for an average of 84% of their consumption. As at September 30, 2020, JustGreen makes up 17% of the Consumer gas portfolio, compared to 8% a year ago. JustGreen makes up 22% of the Consumer electricity portfolio, compared to 20% in the prior comparable period.

TerraPass

Through TerraPass, customers can offset their environmental impact by purchasing high quality environmental products. TerraPass supports projects throughout North America that destroy greenhouse gases, produce renewable energy and restore freshwater ecosystems. Each project is made possible through the purchase of renewable energy credits and carbon offsets. TerraPass offers various purchase options for residential or commercial customers, depending on the impact the customer wishes to make.

Key terms

“6.5% convertible bonds” refers to the US$150 million in convertible bonds issued in January 2014, which would have matured on December 31, 2020. As at September 28, 2020, the 6.5% convertible bonds had US$9.2 million outstanding. The 6.5% convertible bonds were exchanged on September 28, 2020 for common equity and a pro-rata portion of the 10.25% term loan as part of the Recapitalization.

“6.75% $160M convertible debentures” refers to the $160 million in convertible debentures issued in October 2016, which had a maturity date of December 31, 2021 and traded as TSX: JE.DB.C. The 6.75% convertible debentures were exchanged on September 28, 2020 for common equity and its pro-rata allocation of the 7.0% $15M subordinated notes issued as part of the Recapitalization.

“6.75% $100M convertible debentures” refers to the $100 million in convertible debentures issued in February 2018, which had a maturity date of March 31, 2023 and traded as TSX: JE.DB.D. The 6.75% convertible debentures were exchanged on September 28, 2020 for common shares and its pro-rata allocation of the 7.0% $15M subordinated notes issued as part of the Recapitalization.

“7.0% $15M subordinated notes” refers to the $15 million subordinated notes with a six-year maturity and bearing an annual interest rate of 7.0% (payable in kind semi-annually) issued in relation to the Recapitalization on September 28, 2020, which have a maturity date of September 15, 2026.

“8.75% loan” refers to the US$250 million non-revolving multi-draw senior unsecured term loan facility entered into on September 12, 2018. The 8.75% loan was exchanged on September 28, 2020 for common shares and a pro-rata portion of the 10.25% term loan as part of the Recapitalization.

“10.25% term loan” refers to the US$206 million senior unsecured term loan facility entered into on September 28, 2020 pursuant to the Recapitalization, which has a maturity date of March 31, 2024.

“Base gross margin per RCE” refers to the energy Base gross margin realized on Just Energy’s RCE customer base, including gains (losses) from the sale of excess commodity supply.

5.

“Commodity RCE attrition” refers to the percentage of energy customers whose contracts were terminated prior to the end of the term either at the option of the customer or by Just Energy.

“Customer count” refers to the number of customers with a distinct address rather than RCEs (see key term below).

“Failed to renew” means customers who did not renew expiring contracts at the end of their term.

“Filter Group financing” refers to the outstanding loan balance between Home Trust Company (“HTC”) and Filter Group. The loan bears an annual interest rate of 8.99%.

“LDC” means a local distribution company; the natural gas or electricity distributor for a regulatory or governmentally defined geographic area.

“Liquidity” means cash on hand plus available capacity under the senior secured credit facility.

“Maintenance capital expenditures” means the necessary property and equipment and intangible asset capital expenditures required to maintain existing operations at functional levels.

“Preferred shares” refers to the 8.50%, fixed-to-floating rate, cumulative, redeemable, perpetual preferred shares that were initially issued at a price of US$25.00 per preferred share in February 2017 and subsequently through an at-the-market offering. The cumulative feature means that preferred shareholders were entitled to receive dividends at a rate of 8.50% on the initial offer price, as and if declared by the Board of Directors. The preferred shares were exchanged on September 28, 2020 for common shares as part of the Recapitalization.

“RCE” means residential customer equivalent, which is a unit of measurement equivalent to a customer using 2,815 m3 (or 106 GJs or 1,000 Therms or 1,025 CCFs) of natural gas on an annual basis or 10 MWh (or 10,000 kWh) of electricity on an annual basis, which represents the approximate amount of gas and electricity, respectively, used by a typical household in Ontario, Canada.

“Selling commission expenses” means customer acquisition costs amortized under IFRS 15 or directly expensed within the current period and consist of commissions paid to independent sales contractors, brokers and sales agents. “Selling non-commission and marketing expenses” means the cost of selling overhead, including marketing cost not directly associated with the costs of direct customer acquisition costs within the current period. The total of these selling commission expenses and selling non-commission and marketing expenses is reflected on the statement of income (loss) as selling and marketing expenses.

“Strategic Review” means the Company’s formal review announced on June 6, 2019 to evaluate strategic alternatives available to the Company. The Company finalized the Strategic Review with the completed Recapitalization on September 28, 2020.

Non-IFRS financial measures

Just Energy’s unaudited interim condensed consolidated financial statements are prepared in accordance with IFRS. The financial measures that are defined below do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS; however, the Company believes that these measures are useful in providing relative operational profitability of the Company’s business.

BASE GROSS MARGIN

“Base gross margin” represents gross margin adjusted to include the effect of applying IFRS Interpretation Committee Agenda Decision 11, “Physical Settlement of Contracts to Buy or Sell a Non-Financial Item, for realized gains (losses) on derivative instruments and other. Base gross margin is a key measure used by management to assess performance and allocate resources. Management believes that these realized gains (losses) on derivative instruments reflect the long-term financial performance of Just Energy and thus have included them in the Base gross margin calculation.

6.

EBITDA

“EBITDA” refers to earnings before finance costs, income taxes, depreciation and amortization with an adjustment for discontinued operations. EBITDA is a non-IFRS measure that reflects the operational profitability of the business.

Base EBITDA

“Base EBITDA” refers to EBITDA adjusted to exclude the impact of unrealized mark to market gains (losses) arising from IFRS requirements for derivative financial instruments, realized gains (losses) related to gas held in storage until gas is sold, Texas residential enrolment and collections impairment, Strategic Review costs, impairment of goodwill and intangible assets, discontinued operations, restructuring and non-cash gains (losses) and costs related to the Recapitalization as well as adjustments reflecting share-based compensation, non-controlling interest, gains or losses on investments and amortization of sales commissions with respect to Filter Group. This measure reflects operational profitability as the non-cash share-based compensation expense is treated as an equity issuance for the purposes of this calculation, since it will be settled in common shares; the mark to market gains (losses) are associated with supply already sold in the future at fixed prices; and the mark to market gains (losses) of weather derivatives are not yet realized. The Texas residential enrolment and collections impairment, Strategic Review costs, non-cash gains (losses) and costs related to the Recapitalization, restructuring, discontinued operations and gains or losses on investments are one-time, non-recurring events. Management has isolated the impact of the incremental Texas residential enrolment and collections recorded as at June 30, 2019, as presented in Base EBITDA. All other bad debt charges, including any residual bad debt from the Texas enrolment and collection issues, are included in Base EBITDA from July 1, 2019 onward.

Just Energy ensures that customer margins are protected by entering into fixed-price supply contracts. Under IFRS, the customer contracts are not marked to market; however, there is a requirement to mark to market the future supply contracts. This creates unrealized and realized gains (losses) depending upon current supply pricing. Management believes that the unrealized mark to market gains (losses) do not impact the long-term financial performance of Just Energy and has excluded them from the Base EBITDA calculation.

Just Energy uses derivative financial instruments to hedge the gas held in storage for future delivery to our customers. Under IFRS, the customer contracts are not marked to market: however, there is a requirement to report the realized gains (losses) in the current period instead of recognizing them as a cost of inventory until delivery to the customer. Just Energy excludes the realized gains (losses) to EBITDA during the injection season and includes them during the withdrawal season in accordance with the customers receiving the gas. Management believes that including the realized gains (losses) during the withdrawal season when the customers receive the gas is more reflective of the operations of the business.

Just Energy recognizes the incremental acquisition costs of obtaining a customer contract as an asset since these costs would not have been incurred if the contract was not obtained and are recovered through the consideration collected from the contract. Commissions and incentives paid for commodity contracts and value-added products contracts are capitalized and amortized over the term of the contract. Amortization of these costs with respect to commodity contracts is included in the calculation of Base EBITDA (as selling commission expenses). Amortization of incremental acquisition costs on value-added product contracts is excluded from the Base EBITDA calculation as value-added products are considered to be a lease asset akin to a fixed asset whereby amortization or depreciation expenses are excluded from Base EBITDA.

fREE CASH FLOW AND UnLEVERED FREE CASH FLOW

Free cash flow represents cash flow from operations less maintenance capital expenditures. Unlevered free cash flow represents free cash flows plus finance costs excluding the non-cash portion.

Embedded gross margin (“EGM”)

EGM is a rolling five-year measure of management’s estimate of future contracted energy and product gross margin. The commodity embedded gross margin is the difference between existing energy customer contract prices and the cost of supply for the remainder of the term, with appropriate assumptions for commodity RCE attrition and renewals. The product gross margin is the difference between existing value-added product customer contract prices and the cost of goods sold on a five-year or ten-year undiscounted basis for such customer contracts, with appropriate assumptions for value-added product attrition and renewals. It is assumed that expiring contracts will be renewed at target margin renewal rates.

7.

EGM indicates the gross margin expected to be realized over the next five years from existing customers. It is intended only as a directional measure for future gross margin. It is neither discounted to present value nor is it intended to consider administrative and other costs necessary to realize this margin. As the mix of customers continues to reflect a higher proportion of Commercial volume, the EGM may, depending on currency rates, grow at a slower pace than customer growth; however, the underlying costs necessary to realize this margin will also decline.

Financial and operating highlights

For the three months ended September 30.

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2021	(decrease)	Fiscal 2020
Sales	$649,602	(15)%	$768,440
Cost of goods sold	428,891	(49)%	843,788
Gross margin	220,711	NMF[3]	(75,348)
Realized gain (loss) of derivative instruments and other	(82,438)	(136)%	230,732
Base gross margin[1]	138,273	(11)%	155,384
Administrative expenses[2]	43,957	6%	41,466
Selling commission expenses	34,894	4%	33,499
Selling non-commission and marketing expense	13,017	(37)%	20,780
Bad debt expense	11,662	(61)%	29,570
Restructuring costs	7,118	NMF[3]	-
Finance costs	29,744	5%	28,451
Profit (loss) from continuing operations	(50,156)	NMF[3]	89,349
Loss from discontinued operations	(1,210)	(88)%	(9,809)
Profit (loss) for the period[4]	(51,366)	NMF[3]	79,540
Earnings (loss) per share from continuing operations available to shareholders – basic	(4.37)		9.05
Earnings (loss) per share from continuing operations available to shareholders – diluted	(4.37)		8.97
Base EBITDA from continuing operations[1]	32,774	(33)%	49,069
Total gross customer (RCE) additions	86,000	(49)%	168,000
Total net customer (RCE) additions	(97,000)	49%	(65,000)

1 See “Non-IFRS financial measures” on page 6.

2 Includes $0.3 million and $3.6 million of Strategic Review costs for the second quarter of fiscal 2021 and 2020, respectively.

3 Not a meaningful figure.

4 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts entered into as part of the Company’s risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

Just Energy’s sales decreased by 15% from $768.4 million to $649.6 million for the three months ended September 30, 2020. The decline in sales is primarily due to the decrease in the overall RCE customer base from the prior comparable quarter resulting from the shift in focus to the Company’s strategy to increase the credit quality of customers and to onboard higher quality customers; a reduction in the Company’s customer base due to regulatory restrictions in Alberta, Ontario and California; selling constraints posed by COVID-19; as well as competitive pressures on pricing in the U.S. Base gross margin for the three months ended September 30, 2020 decreased by 11% to $138.3 million primarily driven by a decline in the customer base, partially offset by optimization of weather hedge costs.

8.

Base EBITDA from continuing operations for the quarter was $32.8 million, a decrease of 33% compared to the second quarter of fiscal 2020. The decrease was primarily attributable to a one time $6.0 million legal provision in the current quarter, as further discussed in the “Legal proceedings” section below, lower Base gross margin and a non-recurring $15.2 million gain in other income during the prior comparable quarter due to the reduction of the contingent consideration from the Company’s acquisition of Filter Group, partially offset by lower selling non-commission and marketing expense and lower bad debt expense resulting from prior year cost containment efforts and improving customer enrolment controls and operational processes.

Administrative expenses were $44.0 million for the three months ended September 30, 2020, an increase of 6% from the prior comparable quarter. Excluding the one-time non-recurring $6.0 million legal provision, the administrative expenses were 7% lower than the comparable quarter in fiscal year 2020 as discussed further in the “Legal proceedings” section below.

Selling commission expenses for the three months ended September 30, 2020 were $34.8 million, a 4% increase from the prior comparable quarter due to increased residual expense from previously acquired customers, partially offset by lower commission spend amid COVID-19 and a switch of focus to more digital and telesales initiatives. Selling non-commission and marketing expense declined 37% from $20.8 million for the three months ended September 30, 2019 to $13.0 million for the three months ended September 30, 2020 as a result of cost reductions due to the suspension of the door-to-door sales channel, prior year realized cost savings and continued focus on cost containment offset by increased spend on digital and telesales.

Bad debt expense was $11.7 million for the three months ended September 30, 2020, a decrease of 61% from $29.6 million recorded for the prior comparable quarter. The significant decrease in bad debt was a result of operating enhanced controls and operational processes associated with the Texas residential enrolment and collections impairment. The Company continues to see improvement in its expected credit loss experience since identifying and remediating certain enrolment control gaps previously disclosed by the Company.

Finance costs for the three months ended September 30, 2020 amounted to $29.7 million, an increase of 5% from $28.5 million, due to higher supplier finance costs.

9.

Financial and operating highlights

For the six months ended September 30.

(thousands of dollars, except where indicated and per share amounts)

		% increase
	Fiscal 2021	(decrease)	Fiscal 2020
Sales	$1,242,736	(14)%	$1,438,605
Cost of goods sold	752,888	(42)%	1,301,729
Gross margin	489,848	NMF[3]	136,876
Realized gain (loss) of derivative instruments and other	(215,296)	NMF[3]	150,800
Base gross margin[1]	274,552	(5)%	287,676
Administrative expenses[2]	82,099	-	82,269
Selling commission expenses	70,873	3%	69,000
Selling non-commission and marketing expense	23,998	(49)%	46,983
Bad debt expense	23,602	(50)%	46,857
Restructuring costs	7,118	-	-
Finance costs	51,597	(1)%	51,997
Profit (loss) from continuing operations	31,942	NMF[3]	(180,622)
Loss from discontinued operations	(4,158)	(72)%	(14,998)
Profit (loss) for the period[4]	27,784	NMF[3]	(195,620)
Earnings (loss) per share from continuing operations available to shareholders - basic	2.99		(18.38)
Earnings (loss) per share from continuing operations available to shareholders - diluted	2.97		(18.38)
Base EBITDA from continuing operations[1]	73,253	-	73,254
Unlevered free cash flow[1]	53,146	(48)%	102,443
Embedded gross margin[1]	1,520,800	(20)%	1,892,000
RCE count	3,086,000	(12)%	3,500,000
Total gross RCE additions	132,000	(64)%	364,000
Total net RCE additions (reductions)	(302,000)	(119)%	(138,000)

1 See “Non-IFRS financial measures” on page 6.

2 Includes $2.1 million and $3.6 million of Strategic Review costs for the six months ended September 30, 2020 and 2019.

3 Not a meaningful figure.

4 Profit (loss) includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand as well as weather hedge contracts entered into as part of the Company’s risk management practice. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

For the six months ended September 30, 2020, sales were $1.2 billion and Base gross margin was $274.5 million, 14% lower and 5% lower, respectively, than the prior comparable period. Base EBITDA was $73.3 million which is consistent with the prior comparable period. The consistent performance of Base EBITDA was largely attributable to lower bad debt expense from operating enhanced customer enrolment controls, and lower selling cost from reductions in the door-to-door sales channel, partially offset by a one-time legal provision of $6.0 million as discussed further in the “Legal proceedings” section below, a decline in the RCE customer base and the prior year one-time gain of $15.2 million in other income relating to the reduction of the Filter Group contingent consideration.

Administrative expenses remained flat at $82.1 million for the six months ended September 30, 2020. Excluding the impact of the Strategic Review costs on each of the six-month periods ended September 30, administrative expenses increased 2% due to the one-time legal provision recognized in the second quarter of fiscal 2021, offset by savings realized from the restructuring actions and continued focus on costs. Selling commission expenses increased 3% to $70.8 million due to the increase of residual expense from previously signed customers, partially offset by lower commission spend amid COVID-19 for the six months ended September 30, 2020 compared to the prior comparable period.

10.

Selling non-commission and marketing expenses declined 49% from $47.0 million for the six months ended September 30, 2019 to $24.0 million for the six months ended September 30, 2020 due to the suspension in the door-to-door sales channel and continue focus on costs offset by increased spend on digital and telesales.

Bad debt expense was $23.6 million for the six months ended September 30, 2020, a decrease of 50% from $46.9 million recorded for the prior comparable period. The significant decrease in bad debt was a result of operating enhanced controls and operational processes associated with the Texas residential enrollment and collections impairment. The Company continues to see improvement in its expected credit loss experience since identifying and remediating certain enrollment control gaps previously disclosed by the Company.

Finance costs were $51.6 million for the six months ended September 30, 2020, a decrease of 1% over the previous comparable period, primarily driven by lower interest expense from the decreased prime rate and interest rates during COVID-19 offset by increased supplier finance costs.

EGM amounted to $1,520.8 million as at September 30, 2020, a decrease of 20% compared to the EGM as at September 30, 2019, resulting from the decline in the commodity customer base, offset by favourable foreign exchange fluctuations.

Unlevered free cash flow for the six months ended September 30, 2020 was an inflow of $53.1 million compared to an inflow of $102.4 million for the prior comparable quarter. The decrease in the unlevered free cash flow was primarily driven by the additional transaction costs incurred for the Recapitalization and restructuring that occurred during the second quarter of fiscal 2021, partially offset by lower maintenance capital expenditures and cash finance costs resulting from the Recapitalization.

Base gross margin1

For the three months ended September 30.

(thousands of dollars)

	Fiscal 2021			Fiscal 2020
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$14,839	$4,042	$18,881	$10,269	$1,031	$11,300
Electricity	89,607	29,786	119,393	105,726	38,358	144,084
	$104,446	$33,828	$138,274	$115,995	$39,389	$155,384
Decrease	(10)%	(14)%	(11)%

For the six months ended September 30.

(thousands of dollars)

	Fiscal 2021			Fiscal 2020
	Consumer	Commercial	Total	Consumer	Commercial	Total
Gas	$42,656	$10,471	$53,127	$27,342	$3,123	$30,465
Electricity	172,816	48,610	221,426	194,629	62,582	257,211
	$215,472	$59,081	$274,553	$221,971	$65,705	$287,676
Decrease	(3)%	(10)%	(5)%

1 See “Non-IFRS financial measures” on page 6.

11.

CONSUMER SEGMENT

Base gross margin for the three months ended September 30, 2020 for the Consumer segment was $104.4 million, a decrease of 10% from $116.0 million recorded in the prior comparable quarter. For the six months ended September 30, 2020, Base gross margin for the Consumer segment was $215.5 million a decrease of 3% from Base gross margin of $222.0 million for the six months ended September 30, 2019, primarily driven by a decline in the RCE customer base, partially offset by higher consumption loads as a result of COVID-19 and lower costs derived from optimization of weather hedge costs.

Average realized Base gross margin for the Consumer segment for the rolling 12 months ended September 30, 2020 was $373/RCE, representing a 17% increase from $320/RCE reported in the prior comparable quarter. The increase is primarily attributable to improved margin from supply management activities driving lower costs, a favorable impact from resettlements and prior period adjustments made in the current year.

Gas

Base gross margin from gas customers in the Consumer segment was $14.8 million for the three months ended September 30, 2020, an increase of 45% from $10.3 million recorded in the prior comparable quarter. The change is primarily a result of improved margin from supply management activities driving lower costs and favourable impact from resettlements relative to the prior year, partially offset by a decline in the RCE customer base. For the six months ended September 30, 2020, the Base gross margin contribution from the gas markets increased by 56% from the prior comparable period to $42.7 million primarily as a result of improved margin from lower commodity costs, supply management activities driving lower costs and favourable impact from resettlements relative to the prior year, partially offset by a decline in the RCE customer base.

Electricity

Base gross margin from electricity customers in the Consumer segment was $89.6 million for the three months ended September 30, 2020, a 15% decrease from $105.7 million recorded in the prior comparable quarter primarily driven by a decline in the customer base in Texas and Ontario. For the six months ended September 30, 2020, Base gross margin from electricity markets decreased 11% to $172.8 million, due to a decline in the RCE customer base, partially offset by optimization of weather hedge costs and higher consumption loads as a result of COVID-19.

COMMERCIAL SEGMENT

Base gross margin for the Commercial segment was $33.8 million for the three months ended September 30, 2020, a decrease of 14% from $39.4 million recorded in the prior comparable quarter. For the six months ended September 30, 2020, Base gross margin for the Commercial segment was $59.1 million, a decrease of 10% from $65.7 million recorded for the six months ended September 30, 2019. The decrease in Base gross margin was primarily due to a decline in the RCE customer base and lower load from commercial customers amid COVID-19.

Average realized Base gross margin for the preceding 12 months ended September 30, 2020 was $94/RCE, consistent with the prior comparable period.

Gas

Gas Base gross margin for the Commercial segment was $4.0 million for the three months ended September 30, 2020, an increase from $1.0 million recorded in the prior comparable quarter driven by improved margin from supply management activities driving lower costs and favourable impact from resettlements relative to the prior year, partially offset by a decline in the RCE customer base. For the six months ended September 30, 2020, Base gross margin contribution from the gas markets increased by $8.3 million from the prior comparable period to $10.5 million, due to improved margin from supply management activities and favourable impact from resettlements relative to the prior year.

12.

Electricity

The Commercial segment’s electricity Base gross margin for the three months ended September 30, 2020 was $29.8 million, a decrease of 22% from $38.4 million recorded in the prior comparable quarter. Base gross margin from the Commercial electricity markets for the six months ended September 30, 2020 was $48.6 million, a decrease of 22% from $62.6 million recorded in the six months ended September 30, 2019. Base gross margin for both the three and six months ended September 30, 2020 decreased from the prior comparable periods, primarily driven by a contraction in the RCE customer base and lower load from commercial customers amid COVID-19.

Base EBITDA

For the three months ended September 30.

(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Reconciliation to interim condensed consolidated statements of income (loss)
Profit (loss) for the period	$(51,366)	$79,540
Add:
Finance costs	29,744	28,451
Provision for income taxes	673	2,053
Depreciation and amortization	5,719	9,154
EBITDA	$(15,230)	$119,198
Add (subtract):
Unrealized (gain) loss of derivative instruments and other	84,968	(65,463)
Realized (gain) loss included in cost of goods sold	3,019	(5,768)
Strategic Review costs	295	3,632
Loss from discontinued operations	1,210	9,809
Gain on Recapitalization transaction, net	(52,152)	-
Restructuring costs	7,118	-
Filter Group contingent consideration revaluation	-	(14,020)
Share-based compensation	3,430	1,667
Loss attributable to non-controlling interest	116	14
Base EBITDA	$32,774	$49,069

Gross margin per interim condensed consolidated statements of income (loss)	$220,711	$(75,348)
Realized loss of derivative instruments and other	(82,438)	230,732
Base gross margin	138,273	155,384
Add (subtract):
Administrative expenses	(43,957)	(41,466)
Selling commission expenses	(34,894)	(33,499)
Selling non-commission and marketing expense	(13,017)	(20,780)
Bad debt expense	(11,662)	(29,570)
Amortization included in cost of sales	45	549
Strategic Review costs	295	3,632
Other income (expense)	(2,425)	14,805
Loss attributable to non-controlling interest	116	14
Base EBITDA	$32,774	$49,069

13.

Base EBITDA

For the six months ended September 30.

(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Reconciliation to interim condensed consolidated statements of income (loss)
Profit (loss) for the period	$27,784	$(195,620)
Add (subtract):
Finance costs	51,597	51,997
Provision for (recovery of) income taxes	1,307	(241)
Depreciation and amortization	13,071	21,093
EBITDA	$93,759	$(122,771)
Add (subtract):
Unrealized (gain) loss of derivative instruments and other	7,619	176,536
Realized (gain) loss included in cost of goods sold	4,607	(5,768)
Strategic Review costs	2,098	3,632
Loss from discontinued operations	4,158	14,998
Texas residential enrolment and collections impairment	-	4,900
Filter Group contingent consideration revaluation	-	(7,091)
Restructuring costs	7,118	-
Gain on Recapitalization transaction, net	(50,341)	-
Share-based compensation	4,122	8,784
Loss attributable to non-controlling interest	113	34
Base EBITDA	$73,253	$73,254

Gross margin per interim condensed consolidated statements of income (loss)	$489,848	$136,876
Realized loss of derivative instruments and other	(215,296)	150,800
Base gross margin	274,552	287,676
Add (subtract):
Administrative expenses	(82,099)	(82,269)
Selling commission expenses	(70,873)	(69,000)
Selling non-commission and marketing expense	(23,998)	(46,983)
Bad debt expense	(23,602)	(46,857)
Texas residential enrolment and collections impairment	-	4,900
Amortization included in cost of sales	119	1,127
Strategic Review costs	2,098	3,632
Other income (expense)	(3,057)	20,994
Loss attributable to non-controlling interest	113	34
Base EBITDA	$73,253	$73,254

14.

Summary of quarterly results for continuing operations

(thousands of dollars, except per share amounts)

	Q2	Q1	Q4	Q3
	Fiscal 2021	Fiscal 2021	Fiscal 2020	Fiscal 2020
Sales	$649,602	$593,134	$675,683	$658,521
Cost of goods sold	428,891	323,997	388,174	446,552
Gross margin	220,711	269,137	287,509	211,969
Realized loss of derivative instruments and other	(82,438)	(132,858)	(107,089)	(69,485)
Base gross margin	138,273	136,279	180,420	142,484
Administrative expenses	43,957	38,142	46,051	39,616
Selling commission expenses	34,895	35,979	36,983	36,698
Selling non-commission and marketing expense	13,017	10,981	16,584	14,572
Bad debt expense	11,662	11,940	13,197	19,996
Restructuring costs	7,118	-	-	-
Finance costs	29,744	21,853	26,770	28,178
Profit (loss) for the period from continuing operations	(50,156)	82,098	(138,210)	20,600
Profit (loss) for the period from discontinued operations, net	(1,210)	(2,948)	(2,721)	6,293
Profit (loss) for the period	(51,366)	79,150	(140,931)	26,893
Base EBITDA from continuing operations	32,774	40,479	74,632	37,949

	Q2	Q1	Q4	Q3
	Fiscal 2020	Fiscal 2020	Fiscal 2019	Fiscal 2019
Sales	$768,440	$670,165	$797,409	$734,205
Cost of goods sold	843,788	457,941	574,543	584,136
Gross margin	(75,348)	212,224	222,866	150,069
Realized gain (loss) of derivative instruments and other	230,732	(79,932)	(50,435)	14,392
Base gross margin	155,384	132,292	172,431	164,461
Administrative expenses	41,466	40,803	38,998	41,921
Selling commission expenses	33,499	35,502	39,480	28,973
Selling non-commission and marketing expense	20,780	26,202	23,861	22,733
Bad debt expense	29,570	17,288	35,012	51,353
Restructuring costs	-	-	8,862	2,746
Finance costs	28,451	23,546	(28,581)	(22,762)
Profit (loss) for the period from continuing operations	89,349	(269,971)	(25,817)	35,890
Profit (loss) for the period from discontinued operations, net	(9,809)	(5,189)	(93,593)	(90,156)
Profit (loss) for the period	79,540	(275,160)	(119,410)	(54,266)
Base EBITDA from continuing operations	49,069	24,184	59,479	57,105

15.

Segmented reporting1

For the three months ended September 30.

(thousands of dollars)

		Fiscal 2021
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$402,903	$246,699	$-	$649,602
Cost of goods sold	(249,411)	(179,480)	-	(428,891)
Gross margin	153,492	67,219	-	220,711
Realized loss of derivative instruments and other	(49,046)	(33,392)	-	(82,438)
Base gross margin	104,446	33,827	-	138,273
Add (subtract):
Administrative expenses	(10,438)	(4,763)	(28,756)	(43,957)
Selling commission expenses	(18,139)	(16,755)	-	(34,894)
Selling non-commission and marketing expense	(11,526)	(1,491)	-	(13,017)
Bad debt expense	(8,639)	(3,023)	-	(11,662)
Amortization included in cost of goods sold	45	-	-	45
Strategic Review costs	-	-	295	295
Other income (expense), net	(2,534)	109	-	(2,425)
Loss attributable to non-controlling interest	116	-	-	116
Base EBITDA from continuing operations	$53,331	$7,904	$(28,461)	$32,774

		Fiscal 2020
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$474,209	$294,231	$-	$768,440
Cost of goods sold	(487,424)	(356,364)	-	(843,788)
Gross margin	(13,215)	(62,133)	-	(75,348)
Realized loss of derivative instruments and other	129,210	101,522	-	230,732
Base gross margin	115,995	39,389	-	155,384
Add (subtract):
Administrative expenses	(9,290)	(6,527)	(25,649)	(41,466)
Selling commission expenses	(16,142)	(17,357)	-	(33,499)
Selling non-commission and marketing expense	(18,436)	(2,344)	-	(20,780)
Bad debt expense	(27,894)	(1,676)	-	(29,570)
Amortization included in cost of goods sold	549	-	-	549
Strategic Review costs	-	-	3,632	3,632
Other income (expense), net	14,806	(1)	-	14,805
Loss attributable to non-controlling interest	14	-	-	14
Base EBITDA from continuing operations	$59,602	$11,484	$(22,017)	$49,069

1 The segment definitions are provided on page 3.

16.

Segmented Base EBITDA1

For the six months ended September 30.

(thousands of dollars)

		Fiscal 2021
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$774,699	$468,037	$-	$1,242,736
Cost of sales	(434,852)	(318,036)	-	(752,888)
Gross margin	339,847	150,001	-	489,848
Realized loss of derivative instruments and other	(124,375)	(90,921)	-	(215,296)
Base gross margin	215,472	59,080	-	274,552
Add (subtract):
Administrative expenses	(18,899)	(10,598)	(52,602)	(82,099)
Selling commission expenses	(36,589)	(34,284)	-	(70,873)
Selling non-commission and marketing expense	(20,633)	(3,365)		(23,998)
Bad debt expense	(17,087)	(6,515)	-	(23,602)
Amortization included in cost of sales	119	-	-	119
Strategic Review costs	-	-	2,098	2,098
Other income (expense), net	(3,166)	109	-	(3,057)
Loss attributable to non-controlling interest	113	-	-	113
Base EBITDA from continuing operations	$119,330	$4,427	$(50,504)	$73,253

		Fiscal 2020
	Consumer	Commercial	Corporate and shared services	Consolidated
Sales	$884,207	$554,398	$-	$1,438,605
Cost of sales	(746,683)	(555,046)	-	(1,301,729)
Gross margin	137,524	(648)	-	136,876
Realized loss of derivative instruments and other	84,448	66,352		150,800
Base gross margin	221,972	65,704	-	287,676
Add (subtract):
Administrative expenses	(20,525)	(12,678)	(49,066)	(82,269)
Selling commission expenses	(34,275)	(34,725)	-	(69,000)
Selling non-commission and marketing expense	(42,103)	(4,880)		(46,983)
Bad debt expense	(44,033)	(2,824)	-	(46,857)
Texas residential enrolment and collections impairment	4,900	-	-	4,900
Amortization included in cost of sales	1,127	-	-	1,127
Strategic Review costs	-	-	3,632	3,632
Other income, net	20,883	111	-	20,994
Loss attributable to non-controlling interest	34	-	-	34
Base EBITDA from continuing operations	$107,980	$10,708	$(45,434)	$73,254

1 The segment definitions are provided on page 3.

17.

Base EBITDA for the three months ended September 30, 2020 was $32.8 million, down from $49.1 million recorded in the prior comparable quarter. The Consumer segment contributed $53.3 million to Base EBITDA for the three months ended September 30, 2020, a decrease of 11% from $59.6 million in the prior comparable quarter, primarily due to the decline in the RCE customer base which dropped 13% year-over-year. The Commercial segment contributed $7.9 million to Base EBITDA, a decrease of 31% from the prior comparable quarter, when the segment contributed $11.5 million due to decreases in the Base gross margin resulting from the decline in the Commercial customer base of 12% year-over-year, lower commodity consumption resulting from COVID-19, and competitive pressures on pricing in the U.S. market, partially offset by improved cost management.

For the six months ended September 30, 2020, Base EBITDA was $73.3 million consistent with the prior comparable period. The Consumer segment contributed $119.3 million to Base EBITDA for the six months ended September 30, 2020, an increase of 11% from $108.0 million reported for the six months ended September 30, 2019, due to cost reductions in the door-to-door sales channel, optimized customer service cost structure and lower bad debt from improved controls and operational processes, offset by a $15.2 million one-time gain on the reduction of the contingent consideration from the Company’s acquisition of Filter Group in the prior fiscal period. The Commercial segment contributed $4.4 million to Base EBITDA, a 59% decrease from the prior comparable period, when the segment contributed $10.7 million. The decrease in Base EBITDA for the Commercial segment is primarily due to decreases in the Base gross margin resulting from lower commodity consumption as a result of COVID-19, partially offset by improved cost management.

Corporate and shared services costs relate to management oversight of the business units, public reporting and filings, corporate governance and other shared services functions. The corporate expenses increased 29% to $28.5 million for the three months ended September 30, 2020, excluding Strategic Review costs in both quarters, which are non-recurring and therefore excluded from Base EBITDA. The corporate expenses increased 6% to $50.5 million for the six months ended September 30, 2020, excluding Strategic Review costs in both periods, which are non-recurring and therefore excluded from Base EBITDA. The increase in corporate and shared services costs is primarily attributable to the $6.0 million one-time legal provision that was recognized in the second quarter of fiscal 2021 and higher incentive compensation costs.

Administrative expenses increased by 6% from $41.5 million to $44.0 million in the three months ended September 30, 2020 as compared to fiscal 2019. The Consumer segment’s administrative expenses were $10.4 million for the three months ended September 30, 2020. The Commercial segment’s administrative expenses were $4.8 million for the second quarter of fiscal 2021.

Administrative expenses remained consistent at $82.1 million for the six months ended September 30, 2020. Consumer and Commercial administrative expenses for the six months ended September 30, 2020 were $18.9 million and $10.6 million, respectively, a decrease of 8% and 16% from the prior comparable period, respectively.

Selling commission expenses which consist of commissions paid to internal and external sales agents, brokers and sales and marketing partners, as well as sales-related corporate costs, were $34.8 million for the three months ended September 30, 2020, an increase of 4% from $33.5 million in the second quarter of fiscal 2020 driven by an increase in residual expense from previously signed customers. Selling non-commission and marketing expense was $13.1 million for the three months ended September 30, 2020, a decrease of 37% as a result of cost reductions due to the suspension of the door-to-door sales channel, and continued focus on costs, partially offset by additional investment in digital sales.

The selling commission expenses for the Consumer segment were $18.1 million in the three months ended September 30, 2020, a 12% increase as compared to the prior comparable period. Selling non-commission and marketing expense for the Consumer segment decreased 37% to $11.5 million for the three months ended September 30, 2020.

18.

The Commercial segment’s expenses were $16.8 million for the three months ended September 30, 2020, down 3% from $17.4 million recorded in the prior comparable quarter. Selling non-commission and marketing expense for the Commercial segment decreased 65% to $1.4 million for the three months ended September 30, 2020.

For the six months ended September 30, 2020, selling commission expenses were $70.8 million, a 3% increase as compared to $69.0 million in the prior comparable period. The Consumer segment’s selling commission expenses increased 7% to $36.6 million compared to $34.3 million for the six months ended September 30, 2019. Selling commission expenses for the Commercial segment were $34.3 million for the six months ended September 30, 2020, down 2% from $34.7 million recorded in the prior comparable period. Selling non-commission and marketing expense for the six months ended September 30, 2020 decreased 49% to $24.0 million. Consumer and Commercial selling non-commission and marketing expenses for the six months ended September 30, 2020 were $20.5 million and $3.5 million, a decrease of 51% and 28% from the prior comparable period.

The acquisition costs per customer for the last 12 months for Consumer customers signed by sales agents and Commercial customers signed by brokers were as follows:

	Fiscal 2021		Fiscal 2020
Consumer	$262	/RCE	$317	/RCE
Commercial	$52	/RCE	$56	/RCE

The average customer acquisition cost for the Consumer segment was $262/RCE for the trailing 12 months ended September 30, 2020, a decrease from $317/RCE reported in the prior comparable period. The decrease in the customer acquisition cost per RCE paid over the 12-month period compared to the prior year was driven by a change in the mix of customers acquired amid COVID-19.

The $52/RCE average acquisition cost for the Commercial RCEs was 7% lower than the prior comparable period due to lower commissions spend for the trailing 12 months ended September 30, 2020 amid COVID-19. As at September 30, 2019, the average acquisition cost for commercial brokers was $56/RCE.

Customer summary

CUSTOMER COUNT

	As at	As at	Sept. 30 vs.	As at	2020 vs.
	Sept. 30,	March 31,	March 31	Sept. 30,	2019
	2020	2020	variance	2019	variance

Consumer	906,000	988,000	(8)%	1,078,960	(16)%
Commercial	108,000	119,000	(9)%	118,172	(9)%
Total customer count	1,014,000	1,107,000	(8)%	1,197,132	(15)%

As at September 30, 2020, the total customer count, excluding discontinued operations, decreased 15% to 1,014,000 compared to September 30, 2019 and 8% compared to March 31, 2020. The decline in customers is due to the Company’s focus on adding longer tenure more profitable customers and impacts of COVID-19. The customer count captures customers with a distinct service address.

19.

COMMODITY RCE SUMMARY

	July 1,			Failed to	Sept. 30,	% increase	Sept. 30,	%
	2020	Additions	Attrition	renew	2020	(decrease)	2019	decrease
Consumer
Gas	299,000	1,000	(10,000)	(5,000)	285,000	(5)%	357,000	(20)%
Electricity	846,000	33,000	(38,000)	(21,000)	820,000	(3)%	915,000	(10)%
Total Consumer RCEs	1,145,000	34,000	(48,000)	(26,000)	1,105,000	(3)%	1,272,000	(13)%
Commercial
Gas	396,000	30,000	(11,000)	(8,000)	407,000	3%	437,000	(7)%
Electricity	1,642,000	22,000	(51,000)	(39,000)	1,574,000	(4)%	1,791,000	(12)%
Total Commercial RCEs	2,038,000	52,000	(62,000)	(47,000)	1,981,000	(3)%	2,228,000	(11)%
Total RCEs	3,183,000	86,000	(110,000)	(73,000)	3,086,000	(3)%	3,500,000	(12)%

Just Energy’s total RCE base at September 30, 2020 is 3.1 million RCEs. Gross RCE additions for the quarter ended September 30, 2020 were 86,000, compared to 168,000 for the same period in the prior fiscal year, reflecting the selling constraints posed by COVID-19 and a transition from a purely RCE driven focus to a greater focus on attracting and retaining strong-fit customers. Net additions were negative 97,000 for the quarter ended September 30, 2020, compared with negative 65,000 net RCE additions for the second quarter of fiscal 2020, primarily driven by the decline in additions due to COVID-19 and the Company’s focus on attracting and retaining strong-fit customers, partially offset by the decrease in attrition.

Consumer RCE additions amounted to 34,000 for the quarter ended September 30, 2020, a 52% decrease from the corresponding quarter ended September 30, 2019, primarily driven by the selling constraints posed by COVID-19 and a greater emphasis on attracting and retaining strong-fit customers. Consumer attrition RCEs decreased 57% for the quarter ended September 30, 2020 to 48,000 RCEs, reflecting the flattening of departures from the prior comparable quarter when pricing actions were taken to significantly raise gross margin/RCE. Consumer failed to renew RCEs for the quarter ended September 30, 2020 decreased 7% to 26,000 RCEs due to more competitive retention offers, timing of Consumer customer contract expirations, and operational changes implemented to focus on and improve customer retention. As at September 30, 2020, the U.S. and Canadian operations accounted for 81% and 19% of the Consumer RCE base, respectively.

Commercial RCE additions were 52,000 for the quarter ended September 30, 2020, a 69% decrease over the prior comparable period in fiscal 2020 due to the selling constraints posed by COVID-19 and competitive pressures on pricing in the U.S. market. Commercial failed to renew RCEs for the quarter ended September 30, 2020 were 47,000 RCEs, a decreased of 40% from the corresponding period in fiscal 2020. As at September 30, 2020, the U.S. and Canadian operations accounted for 71% and 29% of the Commercial RCE base, respectively.

Overall, as at September 30, 2020, the U.S. and Canadian operations accounted for 75% and 25% of the RCE base, respectively, compared to 77% and 23%, respectively, as at September 30, 2019.

20.

COMMODITY RCE ATTRITION

	Trailing 12 months	Trailing 12 months
	ended Sept. 30,	ended Sept. 30,
	2020	2019

Consumer	25%	23%
Commercial	10%	8%

The Consumer attrition rate for the trailing 12 months ended September 30, 2020 increased two percentage points to 25%. The Commercial attrition rate for the trailing 12 months ended September 30, 2020 increased two percentage points to 10%. The increase reflects a very competitive market for renewals with competitors pricing aggressively and Just Energy’s focus on improving retained customers’ profitability.

The Consumer attrition rate for the three months ended September 30, 2020 decreased four percentage points to 4% from the prior comparable quarter in fiscal 2020, reflecting the improvements in customer survival curves directly attributable to the Company’s greater emphasis on attracting and retaining strong-fit customers. The Commercial attrition rate for the three months ended September 30, 2020 increased by one percentage point to 3% compared to the quarter ended September 30, 2019.

COMMODITY RCE RENEWALS

	Trailing 12 months	Trailing 12 months
	ended Sept. 30,	ended Sept. 30,
	2020	2019

Consumer	80%	69%
Commercial	49%	53%

The Consumer renewal rate increased 11 percentage points to 80% for the trailing 12 months ended September 30, 2020, while the Commercial renewal rate decreased by four percentage points to 49% as compared to the same period of fiscal 2020. The increase in the Consumer renewal rate was driven by improved retention offerings, while the decline in the Commercial renewal rate reflected a competitive market for Commercial renewals with competitors pricing aggressively and Just Energy’s focus on retaining longer-term, profitable customers rather than pursuing low margin sales.

The Consumer renewal rate for the three months ended September 30, 2020, increased from 71% for the three months ended September 30, 2019 to 82%. The Commercial renewal rate for the three months ended September 30, 2020 increased from 48% to 55%. The improvement in the quarterly renewal rates reflects improved retention offerings.

AVERAGE GROSS MARGIN PER RCE

The table below depicts the annual design margins on new and renewed contracts signed during the quarter, which does not include ancillary revenues. This table reflects the gross margin (sales price less costs of associated supply) earned on new additions and renewals, for standard (non-green) commodities.

	Q2 Fiscal	Number of	Q2 Fiscal	Number of
	2021	RCEs	2020	RCEs

Consumer customers added or renewed	$355	32,000	$314	161,000
Commercial customers added or renewed[1]	89	33,000	87	110,000

1 Annual gross margin per RCE excludes margins from Interactive Energy Group and large Commercial and Industrial customers.

For the three months ended September 30, 2020, the average gross margin per RCE for the customers added or renewed by the Consumer segment was $355/RCE, an increase of 13% from $314/RCE reported in the prior comparable period. The increase in the average gross margin on Consumer customers added and renewed is a result of the stronger U.S. dollar and the Company’s increased in focus on profitable customer growth.

21.

For the Commercial segment, the average gross margin per RCE for the customers signed during the three months ended September 30, 2020 was $89/RCE, an increase of 2% from $87/RCE reported in the prior comparable period due to the stronger U.S. dollar and the adding and renewing of a larger proportion of lower usage, higher margin Commercial customers.

Liquidity and capital resources

SUMMARY OF CASH FLOWS

For the six months ended September 30.

(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Operating activities	$22,798	$67,777
Investing activities	(4,673)	(18,214)
Financing activities, excluding dividends	37,426	(3,870)
Effect of foreign currency translation	(3,679)	(204)
Increase in cash before dividends	51,872	45,489
Dividends (cash payments)	-	(25,335)
Increase (decrease) in cash	51,872	20,154
Cash and cash equivalents – beginning of period	26,093	9,927
Cash and cash equivalents – end of period	$77,965	$30,081

OPERATING ACTIVITIES

Cash flow from operating activities for the six months ended September 30, 2020 was an inflow of $22.8 million, compared to an inflow of $67.8 million reported for the prior comparable period. The decrease in the operating cash flow for the period was attributable to expenses associated with the Recapitalization and changes in net working capital.

INVESTING ACTIVITIES

Investing activities for the six months ended September 30, 2020 included purchases of property and equipment and intangible assets totalling $nil and $4.6 million, respectively, compared with $0.6 million and $5.6 million, respectively, in fiscal 2020. The six months ended September 30, 2019 includes a $12.0 million paid out for the Company’s deferred consideration for its acquisition of Filter Group.

FINANCING ACTIVITIES

Financing activities, excluding dividends, relate primarily to the issuance of common shares and repayment of long-term debt and the senior secured credit facility. Cash flow from financing activities excluding dividends, for the six months ended September 30, 2020 was an inflow of $37.4 million compared to an outflow of $3.9 million reported in the same period last year. The inflow during the six months ended September 30, 2020 is primarily a result of the issuance of approximately $101.0 million of common shares as part of the Recapitalization transaction, less a $30.0 million repayment of the senior secured credit facility and a $21.5 million repayment on the share swap payout, which expired and was settled on April 1, 2020. For further discussion on the share swap payout, reference the unaudited interim condensed consolidated financial statements.

Just Energy’s liquidity requirements are driven by the delay from the time that a customer contract is signed until cash flow is generated. The elapsed period between the time a customer is signed and receipt of the first payment from the customer varies with each market. The time delays per market are approximately two to nine months. These periods reflect the time required by the various utilities to enrol, flow the commodity, bill the customer and remit the first payment to Just Energy. In Alberta, Texas, Illinois (gas), California and Ohio (electricity), Just Energy receives payment directly.

22.

LIQUIDITY

The Company has $137.6 million of total liquidity available as at September 30, 2020. The liquidity is made of cash and cash equivalents of $78.0 million and available capacity of $59.6 million under its senior secured credit facility.

DIVIDENDS AND DISTRIBUTIONS

As at August 14, 2019, the Board of Directors of the Company suspended the common share dividend. On December 2, 2019, the Board suspended the dividend on its Series A Preferred Shares. During the three months ended September 30, 2020, Just Energy paid $nil cash dividends to its common and preferred shareholders, compared to $nil to its common shareholders and $3.3 million to its preferred shareholders in the prior comparable quarter, as a result of the suspension of the dividends. For the six months ended September 30, 2020, Just Energy paid $nil in dividends, compared to $25.3 million paid in the prior comparable period of fiscal 2020.

Balance sheet as at September 30, 2020, compared to March 31, 2020

The following table shows selected data from the unaudited interim condensed financial statements as at the following periods:

	As at	As at	As at
	Sept. 30,	March 31,	Sept. 30,
	2020	2020	2019
Assets:
Cash	$77,965	$26,093	$30,081
Trade and other receivables, net	356,092	403,907	436,239
Total fair value of derivative financial assets	61,118	65,145	114,405
Other current assets	154,471	203,270	142,633
Total assets	1,137,667	1,215,833	1,561,870

Liabilities:
Trade payables and other	$568,913	$685,665	$618,361
Total fair value of derivative financial liabilities	188,003	189,706	222,725
Total long-term debt	499,993	782,003	725,448
Total liabilities	1,308,416	1,711,121	1,867,306

Total cash and cash equivalents increased from $26.1 million as at March 31, 2020 to $78.0 million as at September 30, 2020. The increase in cash is primarily attributable to cash flows from operations and the net cash flows from the Recapitalization transaction during the period.

As at September 30, 2020, trade receivables and other and unbilled revenue amounted to $253.4 million and $102.6 million, respectively, compared to March 31, 2020, when the trade receivables and other and unbilled revenue amounted to $281.9 million and $122.0 million, respectively. The changes are primarily due to the seasonality of the Company’s operations.

Total assets decreased by 6% to $1,137.7 million as at September 30, 2020 due to the reduction in upfront commission and green obligation spending amid COVID-19. Total liabilities as at September 30, 2020 were $1,308.4 million, lower than the $1,711.1 million recorded as at March 31, 2020 primarily due to the debt reduction upon completion of the Recapitalization transaction.

23.

Trade payables and other decreased from $685.7 million to $568.9 million during the six months ended September 30, 2020, as a result of the seasonality of payments relating to the commodity business moving from winter to the beginning of the fall as well as lower commission and green provision spend amid COVID-19.

Fair value of derivative financial assets and fair value of financial liabilities relate entirely to the financial derivatives. The mark to market gains and losses can result in significant changes in profit and, accordingly, shareholders’ deficit from year to year due to commodity price volatility. As Just Energy has purchased this supply to cover future customer usage at fixed prices, management believes that these unrealized changes do not impact the long-term financial performance of Just Energy.

Total debt was $500.0 million as at September 30, 2020, down from $782.0 million as at March 31, 2020.The reduction in total debt is a result of the completion of the Recapitalization transaction. Just Energy also made a repayment of $30.1 million on the senior secured credit facility during the six months ended September 30, 2020.

Free cash flow and unlevered free cash flow1

For the six months ended September 30

(thousands of dollars)

	Fiscal 2021	Fiscal 2020
Cash flows from operating activities	$22,798	$67,777
Add (subtract):
Maintenance capital expenditures	(4,673)	(6,201)
Free cash flow	18,125	61,576
Finance costs, cash portion	35,021	40,867
Unlevered free cash flow	$53,146	$102,443

1 See “Non-IFRS financial measures” on page 6.

For the six months ended September 30, 2020, the unlevered free cash flow was an inflow of $53.1 million compared to an inflow of $102.4 million for the prior comparable quarter. The decrease in the unlevered free cash flow was primarily driven by the $30.0 million of Recapitalization and restructuring costs and paying down of certain extended supplier payables.

Embedded gross margin2

Management’s estimate of EGM is as follows:

(millions of dollars)

	As at	As at
	Sept. 30,	Sept. 30,
	2020	2019	% decrease
Total embedded gross margin	$1,520.8	$1,892.0	(20)%

2 See “Non-IFRS financial measures” on page 6.

Management’s estimate of the EGM for continuing operations within its customer contracts amounted to $1,520.8 million as at September 30, 2020, a decrease of 20% compared to $1,892.0 million as at September 30, 2019. The decrease is due to the decline in the commodity customer base, partially offset by the stronger U.S. dollar.

24.

PROVISION FOR (RECOVERY OF) INCOME TAXES

(thousands of dollars)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	Sept. 30, 2020	Sept. 30, 2019	Sept. 30, 2020	Sept. 30, 2019
Current income tax expense	$493	$3,051	$1,366	$3,513
Deferred income tax expense (recovery)	180	(998)	(59)	(3,754)
Provision for (recovery of) income taxes	$673	$2,053	$1,307	$(241)

Just Energy recorded a current income tax expense of $0.5 million for the three months ended September 30, 2020, versus $3.1 million of current income tax expense in the prior comparable quarter. A current income tax expense of $1.4 million and current income tax expense of $3.5 million were recorded for the six months ended September 30, 2020 and September 30, 2019, respectively. Just Energy continues to have current tax expense from profitability in taxable jurisdictions.

During the three months ended September 30, 2020, a deferred tax expense of $0.2 million was recorded, versus a deferred tax recovery of $1.0 million in the prior comparable quarter. A deferred tax recovery of $0.1 million and deferred tax recovery of $3.8 million were recorded for the six months ended September 30, 2020 and September 30, 2019, respectively. A greater benefit was recognized in fiscal 2020 due to the ability to partially recognize operating losses in a carryforward period.

OTHER OBLIGATIONS

In the opinion of management, Just Energy has no material pending actions, claims or proceedings that have not been included either in its accrued liabilities or in the interim condensed consolidated financial statements. In the normal course of business, Just Energy could be subject to certain contingent obligations that become payable only if certain events were to occur. The inherent uncertainty surrounding the timing and financial impact of any events prevents any meaningful measurement, which is necessary to assess any material impact on future liquidity. Such obligations include potential judgments, settlements, fines and other penalties resulting from actions, claims or proceedings.

Transactions with related parties

Just Energy does not have any material transactions with any individuals or companies that are not considered independent of Just Energy or any of its subsidiaries and/or affiliates other than the related party transaction discussed in the unaudited interim condensed consolidated financial statements.

Off balance sheet items

The Company has issued letters of credit in accordance with its credit facility totalling $69.1 million as at September 30, 2020 (March 31, 2020 – $72.5 million) to various counterparties, primarily utilities in the markets it operates in, as well as suppliers.

Pursuant to separate arrangements with several bond agencies, Just Energy has issued surety bonds to various counterparties including states, regulatory bodies, utilities and various other surety bond holders in return for a fee and/or meeting certain collateral posting requirements. Such surety bond postings are required in order to operate in certain states or markets. Total surety bonds issued as at September 30, 2020 were $47.1 million (March 31, 2020 – $63.4 million).

25.

Critical accounting estimates and judgments

The interim condensed consolidated financial statements of Just Energy have been prepared in accordance with IFRS. Certain accounting policies require management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, cost of sales, selling and marketing expenses, and administrative expenses. Estimates are based on historical experience, current information and various other assumptions that are believed to be reasonable under the circumstances. The emergence of new information and changed circumstances may result in actual results or changes to estimated amounts that differ materially from current estimates.

The following assessment of critical accounting estimates is not meant to be exhaustive. Just Energy might realize different results from the application of new accounting standards promulgated, from time to time, by various rule-making bodies.

COVID-19 IMPACT

As a result of the continued and uncertain economic and business impact of the coronavirus disease 2019 (COVID-19) pandemic, the Company has reviewed the estimates, judgments and assumptions used in the preparation of the financial statements, including with respect to: the determination of whether indicators of impairment exist for assets and cash-generating unit's (“CGUs”) and the underlying assumptions used in the measurement of the recoverable amount of such assets or CGUs. Just Energy has also assessed the impact of COVID-19 on the estimates and judgments used in connection with the measurement of deferred tax assets and the credit risk of our customers.  Although the Company determined that no significant revisions to such estimates, judgments or assumptions were required for the quarter ended September 30, 2020, revisions may be required in future periods to the extent that the negative impacts on the business arising from COVID-19 continue or worsen. Any such revision (due to COVID-19 or otherwise) may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable, or to the valuation of our deferred tax assets, any of which could have a material impact on the results of operations and financial condition. While management believes the COVID-19 pandemic to be temporary, the situation is dynamic and the impact of COVID-19 on the results of operations and financial condition, including the duration and the impact on overall customer demand, cannot be reasonably estimated at this time.

FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Just Energy has entered into a variety of derivative financial instruments as part of the business of purchasing and selling gas, electricity and JustGreen supply and as part of the risk management practice. In addition, Just Energy uses derivative financial instruments to manage foreign exchange, interest rate and other risks.

Just Energy enters into contracts with customers to provide electricity and gas at fixed prices and provide comfort to certain customers that a specified amount of energy will be derived from green generation or carbon destruction. These customer contracts expose Just Energy to changes in market prices to supply these commodities. To reduce its exposure to commodity market price changes, Just Energy uses derivative financial and physical contracts to secure fixed-price commodity supply to cover its estimated fixed-price delivery or green commitment. Certain derivative contracts were purchased to manage Electricity Reliability Council of Texas (“ERCOT”) collateral requirements.

Just Energy’s objective is to minimize commodity risk, other than consumption changes, usually attributable to weather. Accordingly, it is Just Energy’s policy to hedge the estimated fixed-price requirements of its customers with offsetting hedges of natural gas and electricity at fixed prices for terms equal to those of the customer contracts. The cash flow from these supply contracts is expected to be effective in offsetting Just Energy’s price exposure and serves to fix acquisition costs of gas and electricity to be delivered under the fixed-price or price-protected customer contracts; however, hedge accounting under IFRS 9, “Financial Instruments” (“IFRS 9”) is not applied. Just Energy’s policy is not to use derivative instruments for speculative purposes.

26.

Just Energy uses a forward interest rate curve along with a volume weighted average share price to value its share swap. The conversion feature on the 6.5% convertible bonds is valued using an option pricing model.

Just Energy’s U.S. operations introduce foreign exchange-related risks. Just Energy enters into foreign exchange forwards in order to hedge its exposure to fluctuations in cross border cash flows, however, hedge accounting under IFRS 9 is not applied.

The consolidated financial statements are in compliance with IAS 32, “Financial Instruments: Presentation” IFRS 9; and IFRS 7, Financial Instruments: Disclosure. Due to commodity volatility and to the size of Just Energy, the swings in mark to market on these positions will increase the volatility in Just Energy’s earnings.

The Company’s financial instruments are valued based on the following fair value (“FV”) hierarchy:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The main cause of changes in the fair value of derivative instruments is changes in the forward curve prices used for the fair value calculations. For a sensitivity analysis of these forward curves, see Note 7 of the unaudited interim condensed consolidated financial statements. Other inputs, including volatility and correlations, are driven off historical settlements.

RECEIVABLES AND LIFETIME EXPECTED CREDIT LOSSES

The lifetime expected credit loss reflects Just Energy’s best estimate of losses on the accounts receivable and unbilled revenue balances. Just Energy determines the lifetime expected credit loss by using historical loss rates and forward-looking factors if applicable. Just Energy is exposed to customer credit risk on its continuing operations in Alberta, Texas, Illinois (gas), California and Ohio (electricity). Credit review processes have been implemented to perform credit evaluations of customers and manage customer default. In addition, the Company may from time to time change the criteria that it uses to determine the creditworthiness of its customers, including RCE’s, and such changes could result in decreased creditworthiness of its customers and/or result in increased customer defaults. If a significant number of customers were to default on their payments, including as a result of any changes to the Company’s credit criteria, it could have a material adverse effect on the operations and cash flows of Just Energy. Management factors default from credit risk in its margin expectations for all of the above markets. Reference the “Risk factors – Customer credit risk” section below for further details.

Revenues related to the sale of energy are recorded when energy is delivered to customers. The determination of energy sales to individual customers is based on systematic readings of customer meters generally on a monthly basis. At the end of each month, amounts of energy delivered to customers since the date of the last meter reading are estimated, and corresponding unbilled revenue is recorded. The measurement of unbilled revenue is affected by the following factors: daily customer usage, losses of energy during delivery to customers and applicable customer rates.

Increases in volumes delivered to the utilities’ customers and favourable rate mix due to changes in usage patterns in the period could be significant to the calculation of unbilled revenue. Changes in the timing of meter reading schedules and the number and type of customers scheduled for each meter reading date would also have an effect on the measurement of unbilled revenue; however, total operating revenues would remain materially unchanged.

The measurement of the expected credit loss allowance for accounts receivable requires the use of management judgment in estimation techniques, building models, selecting key inputs and making significant assumptions about future economic conditions and credit behaviour of the customers, including the likelihood of customers defaulting and the resulting losses. The Company’s current significant estimates include the historical collection rates as a percentage of revenue and the use of the Company’s historical rates of recovery across aging buckets. Both of these inputs are sensitive to the number of months or years of history included in the analysis, which is a key input and judgment made by management.

27.

Just Energy common and preferred shares

As at November 11, 2020, there were 48,051,329 common shares and no preferred shares of Just Energy outstanding.

Legal proceedings

Just Energy’s subsidiaries are party to a number of legal proceedings. Other than as set out below, Just Energy believes that each proceeding constitutes legal matters that are incidental to the business conducted by Just Energy and that the ultimate disposition of the proceedings will not have a material adverse effect on its consolidated earnings, cash flows or financial position.

In March 2012, Davina Hurt and Dominic Hill filed a lawsuit against Commerce Energy Inc. (“Commerce”), Just Energy Marketing Corp. and the Company in the Ohio Federal Court claiming entitlement to payment of minimum wage and overtime under Ohio wage claim laws and the Federal Fair Labor Standards Act (“FLSA”) on their own behalf and similarly situated door-to-door sales representatives who sold for Commerce in certain regions of the United States. The Court granted the plaintiffs’ request to certify the lawsuit as a class action. Approximately 1,800 plaintiffs opted into the federal minimum wage and overtime claims, and approximately 8,000 plaintiffs were certified as part of the Ohio state overtime claims. On October 6, 2014, the jury refused to find a willful violation but concluded that certain individuals were not properly classified as outside salespeople in order to qualify for an exemption under the minimum wage and overtime requirements. On September 28, 2018, the Court issued a final judgment, opinion and order. Just Energy filed its appeal to the Court of Appeals for the Sixth Circuit on October 25, 2018. On August 31, 2020 the Appeals Court denied the appeal in a 2-1 decision. Just Energy is planning to file a petition for certiorari seeking the United States Supreme Court review to resolve the newly created circuit split with the Court of Appeals for the Second Circuit unanimous decision in Flood v. Just Energy, 904 F.3d 219 (2d Cir. 2018) and with the inconsistency with the Supreme Court’s recent decision in Encino Motorcars, LLC v Navarro, 138 S. Ct. 1134, 1142 (2018), with broad, national, unsustainable implications for all employers who have outside sales employees. Notwithstanding, Just Energy’s petition, the Company has accrued approximately $6.0 million in the second quarter of fiscal 2021 for expected monies due in connection with this matter.

In May 2015, Kia Kordestani, a former door-to-door independent contractor sales representative for Just Energy Corp., filed a lawsuit against Just Energy Corp., Just Energy Ontario L.P. and the Company (collectively referred to as “Just Energy”) in the Superior Court of Justice, Ontario, claiming status as an employee and seeking benefits and protections of the Employment Standards Act, 2000, such as minimum wage, overtime pay, and vacation and public holiday pay on his own behalf and similarly situated door-to-door sales representatives who sold in Ontario. On Just Energy’s request, Mr. Kordestani was removed as a plaintiff but replaced with Haidar Omarali, also a former door-to-door sales representative. On July 27, 2016, the Court granted Omarali’s request for certification, but refused to certify Omarali’s request for damages on an aggregate basis, and refused to certify Omarali’s request for punitive damages. Omarali’s motion for summary judgment was dismissed in its entirety on June 21, 2019. The matter is currently set for trial in November 2021. Just Energy denies the allegations and will vigorously defend against these claims.

On July 23, 2019, Just Energy announced that, as part of its Strategic Review process, management identified customer enrolment and non-payment issues, primarily in Texas. In response to this announcement, and in some cases in response to this and other subsequent related announcements, putative class action lawsuits were filed in the United States District Court for the Southern District of New York, in the United States District Court for the Southern District of Texas and in the Ontario Superior Court of Justice, on behalf of investors that purchased Just Energy Group Inc. securities during various periods, ranging from November 9, 2017 through August 19, 2019.  The U.S. lawsuits have been consolidated in the United States District Court for the Southern District of Texas with one lead plaintiff and the Ontario lawsuits have been consolidated with one lead plaintiff. The U.S. lawsuit seeks damages allegedly arising from violations of the United States Securities Exchange Act. The Ontario lawsuit seeks damages allegedly arising from violations of Canadian securities legislation and of common law.  The Ontario lawsuit was subsequently amended to, among other things, extend the period to July 7, 2020.  On September 2, 2020, pursuant to Just Energy’s plan of arrangement, the Superior Court of Justice (Ontario) ordered that all existing equity class action claimants shall be irrevocably and forever limited solely to recovery from the proceeds of the insurance policies payable on behalf of Just Energy or its directors and officers in respect of any such existing equity class action claims, and such existing equity class action claimants shall have no right to, and shall not, directly or indirectly, make any claim or seek any recoveries from any of the released parties or any of their respective current or former officers and directors in respect of any existing equity class action claims, other than enforcing their rights to be paid by the applicable insurer(s) from the proceeds of the applicable insurance policies. Just Energy denies the allegations and will vigorously defend against these claims.

28.

Controls and procedures

DISCLOSURE CONTROLS AND PROCEDURES

Both the chief executive officer (“CEO”) and chief financial officer (“CFO”) have designed, or caused to be designed under their supervision, the Company’s disclosure controls and procedures which provide reasonable assurance that: (i) material information relating to the Company is made known to management by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual and interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. The CEO and CFO are assisted in this responsibility by a Disclosure Committee composed of senior management. The Disclosure Committee has established procedures so that it becomes aware of any material information affecting Just Energy to evaluate and communicate this information to management, including the CEO and CFO as appropriate, and determine the appropriateness and timing of any required disclosure. Based on the foregoing evaluation, conducted by or under the supervision of the CEO and CFO of the Company’s Internal Control over Financial Reporting (“ICFR”) in connection with the Company’s financial year-end, it was concluded that because of the material weakness described below, the Company’s disclosure controls and procedures were not effective.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Both the CEO and CFO have designed, or caused to be designed under their supervision, the Company’s ICFR, which has been effected by the Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. Based on that evaluation, the CEO and CFO concluded that because of the material weaknesses described below, the Company’s ICFR was not effective.

Identification of material weaknesses in reconciliation and estimation of certain balance sheet accounts

During the quarter ended March 31, 2020, and following our discovery of certain historical errors related to our cost of goods sold and trade accounts payable and other captions within our consolidated financial statements for the year ended March 31, 2019 and other historical periods, as discussed elsewhere in this Management’s Discussion and Analysis, and in accordance with the internal control reporting requirements, management completed an assessment of the effectiveness of our ICFR as at March 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control—Integrated Framework (2013). The COSO framework summarizes each of the components of a company’s internal control system, including the: (i) control environment; (ii) control activities (process-level controls); (iii) risk assessment; (iv) information and communication; and (v) monitoring activities. The COSO framework defines a “material weakness” as a deficiency, or combination of deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis. Management’s evaluation of our ICFR identified material weaknesses resulting from several design and operational control deficiencies within the system of internal control that allowed these errors to manifest and the failure to detect them for an extended period of time, as follows:

29.

Control activities and monitoring

The Company did not design or maintain effective control activities and monitoring activities over the following:

The Company did not design an effective control activity regarding our reconciliation and estimation procedures as disclosed within the restatement tables of Note 5 of the consolidated financial statements for the year ended March 31, 2020. Specifically, the Company did not establish, to an appropriate degree of precision, a control to identify material misstatements regarding differences between commodity suppliers’ payables, initial estimates and final costs incurred, including establishing lookback procedures related to such estimates. Further, the Company did not design, to an appropriate degree of precision, a control to fully reconcile certain of the trade accounts payable and other accounts, which also included certain reclassifications to other balance sheet accounts.

The Company did not maintain monitoring of the design of certain aspects of the financial statement close process. Specifically, both the finance and operations teams did not coordinate activities to explain certain balance sheet reconciliations. Additionally, the Company did not design effective controls to prevent or detect misstatements during the operation of the financial statement close process, including finalization of the trial balance to the preparation of financial statements in fiscal 2020 and previous periods.

A material weakness is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim condensed consolidated financial statements will not be prevented or detected on a timely basis. Due to the aforementioned adjustments, management identified material weaknesses for the year ended March 31, 2020.

Remediation of material weaknesses in internal control over financial reporting

Management is committed to the planning and implementation of remediation efforts to address the material weakness, as well as to foster improvement in the Company’s internal controls. These remediation efforts are underway and are intended to address the identified material weakness and enhance the overall financial control environment.

While performing year-end close procedures for fiscal 2020, the Company engaged third parties to assist the Company in addressing the identified material weaknesses and made operational and financial reporting control changes throughout the organization.

Management is enhancing its system of internal control methodology to foster a stronger interaction between the Company’s finance and operations teams to produce more precise information for accruals and reconciliation performance by requiring both teams to participate in reconciliation and monitoring activities. The Company has deployed a formal balance sheet reconciliation policy across the organization, trained accountants and other participants to perform reconciliations, and instituted a quality review of certain reconciliations within the Company. During closing of the first and second quarters of fiscal 2021, management further increased the amount of personnel to perform the close and estimation processes for commodity suppliers’ payables, initial estimates and final costs incurred, to assist in the performance of balance sheet reconciliations. Additionally, the Company completed deploying a third-party reconciliation tool to further increase the rigour used in performance balance sheet reconciliations and continues training the finance and accounting team to utilize the tool as part of its normal reconciliation and close process.

30.

To further remediate the material weakness identified herein, the management team, including the CEO and CFO, have reaffirmed and re-emphasized the importance of internal control as part of its commitment to competence, to control consciousness and to fostering a strong control environment. The Company continued to hire additional personnel with expertise in finance and accounting, and within the retail energy sector. The remediation of these material weaknesses is ongoing, as not enough time has elapsed in order to conclude that the remediation efforts are operating effectively.

No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s internal controls over financial reporting in the future. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

Changes in internal control over financial reporting

Other than as described above, there were no changes in ICFR during the last fiscal quarter that materially affected, or are reasonably likely to materially affect, ICFR.

INHERENT LIMITATIONS

A control system, no matter how well conceived and operated, can only provide reasonable, not absolute, assurance that its objectives are met. Due to these inherent limitations in such systems, no evaluation of controls can provide absolute assurance that all control issues within any company have been detected. Accordingly, Just Energy’s disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the Company’s disclosure control and procedure objectives are met.

Corporate governance

Just Energy is committed to maintaining transparency in its operations and ensuring its approach to governance meets all recommended standards. Full disclosure of Just Energy’s compliance with existing corporate governance rules is available at investors.justenergy.com and is included in Just Energy’s Management Proxy Circular. Just Energy actively monitors the corporate governance and disclosure environment to ensure timely compliance with current and future requirements.

Outlook

The completion of the Recapitalization positions Just Energy to continue executing on its core objectives. Moving forward, we remain focused on our core North American retail energy operations and driving towards profitable growth to create value for our stakeholders.

To drive profitable growth, Just Energy is committed to continuing controlling costs, building off the success achieved during fiscal year 2020. Further, the Company remains committed to improving the quality of its customer base by utilizing data to better understand its customers, pursuing operational excellence, improving its customer experience and through dedication to financial discipline.

Despite the uncertainty associated with COVID-19 and the impact it has on sales, the Company is narrowing and increasing its previous guidance range of between $130 million and $160 million of Base EBITDA to a new expected range of $145 million to $165 million for fiscal year 2021. This guidance includes the impact of a one-time $6.0 million legal provision. The Company also expects to be at the upper end of its original unlevered free cash flow guidance and is narrowing the guidance to between $80 million and $100 million in fiscal year 2021, subject to management’s decision to further reduce extended supplier payables.

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